SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2007

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Outsourcing Partnership







For immediate release: 8.30am on 28 November 2007



     Prudential UK announces outsourcing partnership to support delivery of target cost savings


-   Prudential UK selects Capita to provide outsourced administration services

- Agreement will deliver GBP60 million per annum of savings to Prudential UK by the end of 2010. Prudential UK on track to deliver total per-annum cost savings of GBP195 million by the end of 2010

- Proposal for approximately 1,750 UK employees and 1,250 Mumbai-based employees to transfer to Capita

- Capita has a proven track record of customer and adviser service and IT delivery and support


Prudential UK ("Prudential") has today entered into a major partnership agreement with Capita Group Plc ("Capita") to outsource a large proportion of its in-force and new business policy administration. Under the terms of the proposed agreement, Capita will provide customer servicing, policy administration, new business processing, claims activity and related IT support to Prudential UK.


Nick Prettejohn, Chief Executive, Prudential UK, said: "The agreement with Capita is another significant milestone in our programme to deliver continued superior performance and profitability in our UK business. We have set out very clear priorities for the business and this agreement helps us to deliver our strategy by removing fixed costs from our operations and achieving significant operating efficiencies. It will allow us to concentrate on using our competitive strengths and proven capabilities to realise the attractive opportunities in the market for retirement savings and income.


"After detailed analysis of a number of potential options, it was clear that Capita best enables us to deliver continued high levels of customer service while providing ongoing certainty over costs. They are a partner with a proven record of high standards of service for customers and advisers, IT delivery and support while also offering the best overall employment solution for our staff."

Cost savings target and partnership with Capita

The proposed 15-year agreement with Capita will enable Prudential to:

- Achieve its overall cost saving target of GBP195 million per annum by the end of 2010;

-   Reduce unit costs per-policy by 32 per cent by 2011; and

- Provide a significant reduction in long-term expense risk by providing certainty on per-policy costs as the number of policies in the Mature Life and Pensions back-book decreases over the coming years (see Notes to Editors).


The agreement provides for Capita to acquire business and assets from Prudential, for a consideration of GBP25 million, including part of the business of PPMS, Prudential's offshore operation based in Mumbai.


At its 2007 Interim Results, Prudential confirmed that actions were in place to deliver GBP115 million of the GBP195 million savings by the end of 2007. The agreement with Capita will lead to savings of GBP60 million per annum by the end of 2010. The remaining GBP20 million per annum of cost savings, of which approximately GBP11 million has already been delivered, will be generated from across the rest of the UK business by the end of 2010.


The total one-off investment costs of achieving the GBP195 million of savings will be GBP176 million, after deducting the proceeds from the sale of part of PPMS. Of these one-off costs, GBP57 million were incurred in 2006.


This investment will deliver enhanced service for customers and advisers through a substantial simplification of policy administration processes and migration of in-force and new business policies from 15 of Prudential's legacy systems to two Capita platforms. The total value of the agreement with Capita, including investment spend, is expected to be approximately GBP722 million over the lifetime of the contract.


The savings, net of investment costs, are expected to result in a GBP60 million benefit to embedded value over the period to 2011.


Staff

Under the terms of the proposed agreement, approximately 1,750 (1,000 in Stirling and 750 in Reading) of Prudential's staff working in the UK in Customer Services, Customer Operations, Information Technology and other related support functions will transfer to Capita under Transfer of Undertakings (Protection of Employment) Regulations (TUPE) in April 2008. This will follow a collective consultation process.


In addition, approximately 1,250 out of PPMS's 1,800 staff in Mumbai will also transfer to Capita. Capita has committed that all employees affected will be offered roles on their existing terms and conditions of employment. PPMS will remain a captive offshore service centre and will continue to deliver a number of important activities for the UK business. Prudential intends to grow PPMS as a shared services operation for the Prudential Group as a whole.


Paul Pindar, Chief Executive of Capita, added: "Capita is delighted to engage in this strategic alliance with Prudential UK. Our aim is to build a mutually beneficial partnership to support the further growth of both Prudential and Capita in the life and pensions industry. We look forward to working with Prudential to deliver high quality outsourced support and welcoming all transferring staff to the Capita Group's thriving life and pensions business.


"We are committed to expansion in both the UK life and pensions market and our Indian operations to meet increasing demand. The operations and employees transferring to Capita under this agreement will allow us to take a significant step forward with these ambitions. The Stirling operation will be developed into a Centre of Excellence for life and pensions administration. The Reading operation will initially continue to be delivered from its current site while we investigate the feasibility of combining it with our operations in Cheltenham or Swindon, or from an alternative site in Reading. And in Mumbai, which will also be developed into a Centre of Excellence, the combination of our increased scale and capability will provide a market leading off-shoring base from which to support our plans across the broad range of our service offerings."


Capita already delivers a range of life and pension sales and administration services for Prudential UK's business. Prudential and Capita signed an outsourcing agreement in 2006 under which Capita delivers support for Prudential's UK life and pensions operations from Belfast. Capita has also been successfully providing a full range of life and pensions administration services for Prudential's international cross border life assurance portfolio of new and existing business in Dublin since 2003.



                                    - ENDS -





ENQUIRIES TO:

MEDIA                                          ANALYSTS / INVESTORS

Prudential Group
Jon Bunn                   020 7548 3559       James Matthews      020 7548 3561
William Baldwin-Charles    020 7548 3719


Prudential UK
Steve Colton               020 7150 3136
Darragh Leeson             020 7150 2600


Capita
Shona Nichols              020 7799 1525       Shona Nichols       020 7799 1525
Caroline Mooney            020 7654 2152




NOTES TO EDITORS:


Wire Services Conference Call

There will be a conference call today for wire services at 9.00am hosted by Nick Prettejohn, Chief Executive, Prudential UK. Dial in number: +44 (0)208 609 0793.
Passcode: 155439#



Prudential UK

Prudential is a leading life and pensions provider to approximately 7 million customers in the United Kingdom. It employs approximately 4,100 staff in the UK and 1,800 in Mumbai


Prudential UK has offices located in London, Reading, Dublin, Stirling and
Mumbai.


Products: Bulk and Individual Annuities, Corporate Pensions, With-Profits and Unit-Linked Bonds, Savings and Investments, Lifetime Mortgages, Healthcare and Protection.


Distribution Channels: Direct-to-customers/PruDirect (telephone, internet and mail), Financial Advisers, Business to Business (consulting actuaries and benefit advisers), and Partnerships (affinities and banks).


Mature Life and Pensions ("ML&P") is the term used to describe the collection of products Prudential holds for its existing life and pensions customers. The business comprises the vast majority (approximately 7 million policies) of Prudential UK's in-force policies. It consists of group pensions, individual pensions, investment bonds and life and endowment policies (annuities, lifetime mortgages, protection, healthcare and general insurance are not included within the book of business). Most of these products are still open to new business, for instance through top-ups, but the main role of the ML&P operation is to look after this existing business and deliver the best possible value from it for shareholders and policyholders. Prudential expects that this business will continue to be a significant source of new business, particularly through internal annuity vestings and in the corporate pensions arena.


The Mature Life and Pensions back-book represents around two-thirds of Prudential UK's total cost base. A key priority for Prudential is to continue to deliver embedded value through the ML&P business and as the back-book runs down over the course of the next few years (over 40 per cent of the in-force policies mature in the next five years), this creates an inherent pressure on unit costs. As large proportions of the costs are currently fixed, this means that unit costs would continue to rise beyond the levels allowed for when the policies were originally sold. Prudential, therefore, highlighted an aggressive target to reduce per-policy unit processing costs in line with the reducing numbers of in-force policies.






Capita Group
The Capita Group Plc is the UK's leading provider of integrated professional support service solutions. The Group's service capabilities encompass business process outsourcing, (BPO), customer services, administration and support, human resources, ICT, property consultancy, finance & treasury and consultancy delivered to both public sector and private organisations.

Capita provides core administrative support to a number of UK and overseas life and pensions companies, including MetLife, the Children's Mutual, Lincoln Financial Group, Resolution, Zurich and Co-operative Financial Services. Including this agreement, Capita Life & Pensions will be responsible for administering approximately 23 million policies.

With 28,500 employees at more than 250 offices across the UK, Channel Islands, Ireland and India, Capita is quoted on the London Stock Exchange (CPI.L), and is a constituent of the FTSE100 with revenues for 2006 of GBP1,739 million.

Further information on The Capita Group Plc can be found at:  www.capita.co.uk.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 November, 2007

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations